EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

January 18, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO DRILLS 2.05 M of 6.21 g/t GOLD and 996 g/t SILVER AT SAN GONZALO

Avino Silver & Gold Mines Ltd. (“Avino”) is pleased to announce results of further drilling at the San Gonzalo zone on the company’s property north-east of Durango, Mexico.

Hole #	Bearing	Dip	Hole Length (m)	Intersection (Down Hole Length (m))	Gold (g/t)	Silver (g/t)	Lead (PPM)	Zinc (PPM)

SG -11-12	218	71	312	290.85 - 291.30 (0.45)	1.04	2441	17300	12300
				295.3 - 297.35 (2.05)	6.21	996	8398	13776
SG-11-13	218	71	345	319.70 - 323.40 (3.70)	0.1	11	217	399
SG-11-14	209	61	331	321.05 - 322.70 (1.65)	1.32	216	1601	4124
SG-11-15	211	68	363	349.65 - 350.90 (1.25)	1.16	141	6570	11856
SG-11-16	209	62	334	No Significant Values
SG-11-17	210	70	383	365.30 - 366.55 (1.25)	0.14	185	2646	3818

As shown in the longitudinal section on the website, Avino drilled forty holes at San Gonzalo in 2007, seven in 2008, eleven in Feb/Mar 2011 as well as the six holes in Oct/Nov 2011 reported above which explored areas of the San Gonzalo vein between intersections in 2007 and 2008 holes.

Holes are drilled using Avino's own Longyear 44 core rig at thin wall NQ diameter. Core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few centimeters to 1.5m, are placed in plastic bags. The sealed sample bags are collected by personnel from Inspectorate Labs in Durango at the mine site facilities.

Gold analyses are by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead are analyzed as part of a multi-element inductively coupled argon plasma (''ICP) package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. The Company employs a rigorous quality control program that includes standardized material, blanks and core duplicates.

The project is under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release.

Mine development is continuing.  The 3rd level cross cut intersected the San Gonzalo vein on January 7th.  The crew is currently drifting to the west along the SG vein to connect with the old stopes.  This will add to ventilation, provide additional exit ways from the third level and enable stope development.  Meanwhile the decline is continuing towards the 4th level.  Avino is purchasing an underground electric drill.  This will be used for close spaced drilling of the SG vein in order to upgrade the resource to reserves and enable detailed stope planning.

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to build a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

Avino remains in a good financial position; is debt free and well-funded to continue its development plans.

For further information contact us at ir@avino.com or visit our website at www.avino.com.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.